SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                           FOR THE MONTH OF MARCH 2003

                         (Commission File No. 001-14489)


                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                  --------------------------------------------
             (Exact name of registrant as specified in its charter)


                   TELE CENTRO OESTE CELLULAR HOLDING COMPANY
                   ------------------------------------------
                  (Translation of registrant's name in English)


           SCS-QUADRA 2, BLOCO C, EDIFICIO ANEXO-TELEBRASILIA CELULAR
           ----------------------------------------------------------
                            -7 ANDAR, BRASILIA, D.F.
                            ------------------------
                          FEDERATIVE REPUBLIC OF BRAZIL
                          -----------------------------
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                              Form 20-F  X     Form 40-F
                                       -----            -----

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                    Yes               No  X
                                       -----            -----

                               CONSOLIDATED FORM
 MANAGEMENT AND RELATED PERSONS' NEGOTIATION OF SECURITIES ISSUED BY THE COMPANY
                     ARTICLE 11 - CVM INSTRUCTION # 358/2002

In February 2003, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 :


-------------------------------------------------------------------------------------------------------------------------
COMPANY NAME:  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
-------------------------------------------------------------------------------------------------------------------------
GROUP AND RELATED              ( X )                     ( )               ( )                       ( )
     PERSONS             BOARD OF DIRECTORS           MANAGEMENT     AUDIT COMMITTEE       TECHNICAL AND CONSULTING
                                                                                                 COMMITTEES
-------------------------------------------------------------------------------------------------------------------------

Initial Balance
-------------------------------------------------------------------------------------------------------------------------
                                                                                                        %
                                                                                       ----------------------------------
   Securities/     Securities Characteristics (1)                        Quantity      Same Class and        Total
   Derivatives                                                                         Type
-------------------------------------------------------------------------------------------------------------------------
      Shares                  Common                                       5,842         0.00000462        0.00000154
-------------------------------------------------------------------------------------------------------------------------
      Shares                  Preferred                                   14,433         0.00000571        0.00000380
-------------------------------------------------------------------------------------------------------------------------

Final Balance
-------------------------------------------------------------------------------------------------------------------------
                                                                                                        %
                                                                                       ----------------------------------
   Securities/     Securities Characteristics (1)                        Quantity      Same Class and        Total
   Derivatives                                                                         Type
-------------------------------------------------------------------------------------------------------------------------
     Shares                   Common                                       5,842         0.00000462        0.00000154
-------------------------------------------------------------------------------------------------------------------------
     Shares                   Preferred                                   14,433         0.00000571        0.00000380
-------------------------------------------------------------------------------------------------------------------------



-------------------------------------------------------------------------------------------------------------------------
COMPANY NAME:  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
-------------------------------------------------------------------------------------------------------------------------
GROUP AND RELATED              ( )                      ( X )               ( )                       ( )
     PERSONS             BOARD OF DIRECTORS           MANAGEMENT     AUDIT COMMITTEE       TECHNICAL AND CONSULTING
                                                                                                 COMMITTEES
-------------------------------------------------------------------------------------------------------------------------

Initial Balance
-------------------------------------------------------------------------------------------------------------------------
                                                                                                        %
                                                                                       ----------------------------------
   Securities/     Securities Characteristics (1)                        Quantity      Same Class and        Total
   Derivatives                                                                         Type
-------------------------------------------------------------------------------------------------------------------------
      Shares                  Common                                      100,305        0.00007933        0.000026451
-------------------------------------------------------------------------------------------------------------------------
      Shares                  Preferred                                   141,165        0.00005584        0.000037227
-------------------------------------------------------------------------------------------------------------------------

Final Balance
-------------------------------------------------------------------------------------------------------------------------
                                                                                                        %
                                                                                       ----------------------------------
   Securities/     Securities Characteristics (1)                        Quantity      Same Class and        Total
   Derivatives                                                                         Type
-------------------------------------------------------------------------------------------------------------------------
     Shares                   Common                                      100,305        0.00007933        0.000026451
-------------------------------------------------------------------------------------------------------------------------
     Shares                   Preferred                                   141,165        0.00005584        0.000037227
-------------------------------------------------------------------------------------------------------------------------



-------------------------------------------------------------------------------------------------------------------------
COMPANY NAME:  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
-------------------------------------------------------------------------------------------------------------------------
GROUP AND RELATED              ( )                       ( )              ( X )                       ( )
     PERSONS             BOARD OF DIRECTORS           MANAGEMENT     AUDIT COMMITTEE       TECHNICAL AND CONSULTING
                                                                                                 COMMITTEES
-------------------------------------------------------------------------------------------------------------------------

Initial Balance
-------------------------------------------------------------------------------------------------------------------------
                                                                                                        %
                                                                                       ----------------------------------
   Securities/     Securities Characteristics (1)                        Quantity      Same Class and        Total
   Derivatives                                                                         Type
-------------------------------------------------------------------------------------------------------------------------
      Shares                  Common                                      4,146          0.00000327        0.000001093
-------------------------------------------------------------------------------------------------------------------------
      Shares                  Preferred                                   9,601          0.00000379        0.000002531
-------------------------------------------------------------------------------------------------------------------------

Final Balance
-------------------------------------------------------------------------------------------------------------------------
                                                                                                        %
                                                                                       ----------------------------------
   Securities/     Securities Characteristics (1)                        Quantity      Same Class and        Total
   Derivatives                                                                         Type
-------------------------------------------------------------------------------------------------------------------------
     Shares                   Common                                      4,146          0.00000327        0.000001093
-------------------------------------------------------------------------------------------------------------------------
     Shares                   Preferred                                   9,601          0.00000379        0.000002531
-------------------------------------------------------------------------------------------------------------------------


(1) ISSUE/SERIES, CONVERTIBILITY, SIMPLE, TERM, GUARANTIES, TYPE/CLASS, AMONG OTHERS.


NOTE: THESE CONSOLIDATED DATA MUST HAVE INFORMATION BY GROUP: DIRECTORS,
      MANAGEMENT (WHICH HAVE NOT BEEN INCLUDED IN THE BOARD OF DIRECTORS), AMONG OTHERS.


--------------------------------------------------------------------------------

THIS RELEASE MAY CONTAIN FORWARD-LOOKING STATEMENTS. STATEMENTS THAT ARE NOT STATEMENTS OF HISTORICAL FACT, INCLUDING STATEMENTS ABOUT THE BELIEFS AND EXPECTATIONS OF THE COMPANY'S MANAGEMENT, ARE FORWARD-LOOKING STATEMENTS. THE WORDS "ANTICIPATES," "BELIEVES," "ESTIMATES," "EXPECTS," "FORECASTS," "INTENDS," "PLANS," "PREDICTS," "PROJECTS" AND "TARGETS" AND SIMILAR WORDS ARE INTENDED TO IDENTIFY THESE STATEMENTS, WHICH NECESSARILY INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES. ACCORDINGLY, THE ACTUAL RESULTS OF OPERATIONS OF THE COMPANY MAY BE DIFFERENT FROM THE COMPANY'S CURRENT EXPECTATIONS, AND THE READER SHOULD NOT PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS SPEAK ONLY AS OF THE DATE THEY ARE MADE, AND THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO UPDATE THEM IN LIGHT OF NEW INFORMATION OR FUTURE DEVELOPMENTS.

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    Tele Centro Oeste Cellular Holding Company


Date: March 11, 2003                By: /S/ SERGIO ASSENCO TAVARES DOS SANTOS
                                        ----------------------------------------
                                        Name:  Sergio Assenco Tavares dos Santos
                                        Title: President